CARDINAL
Financial Corporation

2011 ANNUAL REPORT



CARDINAL WORKS FOR EVERYONE.



Timonium
Frederick
Columbia
Purcellville
Leesburg
MARYLAND
NORTHERN VIRGINIA
Sterling
Sterling Park
Bethesda
Herndon
Reston
Greensboro
Corporate Headquarters
McLean
Washington, DC
Tysons Corner
Chantilly
Fairfax
Arlington
Largo
Fair Oaks
Williamsburg Blvd.
Fairfax Corner
Annandale
Wilson Blvd.
Union Mill
University Mall
Washington Blvd.
Gainesville
Alexandria
Manassas
Woodbridge Parkway
Woodbridge
Prince Frederick
Stafford
Fredericksburg
Cardinal Banking Offices
George Mason Mortgage Offices

MESSAGE TO THE SHAREHOLDERS



We are proud to announce that Cardinal has had another successful year, and our performance has been stellar by any measure. As we push through truly transitional years for the banking industry, Cardinal is committed to delivering value to our shareholders and all our constituents. We achieved double-digit growth in many fundamental areas, including net income, commercial loans, mortgage lending, total assets, non-interest-bearing deposits and net interest income. Our operating philosophy, "Aggressive on Sales, Conservative on Risk," once again helped as we navigated a year full of opportunity and risk.

Total assets grew 25.6% to $2.60 billion, an increase of $531 million since December 31, 2010. Contributing to asset growth was the $223 million increase in loans held for investment, which ended the year at $1.63 billion. Non-interest-bearing deposits grew 14.9% to $264 million compared to the prior year-end. As of December 31, 2011, total risk-based capital was 12.49% compared to the 10% well-capitalized regulatory requirement. Our conservative lending principles and client-centered practices have continued to result in strong asset quality. Nonperforming assets were 0.69% of total assets, and annualized net charge-offs were 0.34% of loans outstanding, both results that we are proud to report.

Cardinal attained record earnings of $28.0 million, an increase of 51.8% over the prior year. The net interest margin continued to improve from 3.68% for the year ended December 31, 2010, to 3.81% for the current year. The competitiveness of our local markets is increasing as all banks focus on both asset and deposit growth. Strategic initiatives to expand our mortgage loan officer talent, coupled with historically low mortgage interest rates, contributed to the $6.9 million increase in non-interest income. Our return on equity increased to 11.58% for the year ended December 31, 2011, compared to 8.44% for the prior year.

Community banks continue to experience negative public opinion as Main Street community banks are confused with Wall Street financial speculators. The perception that banks are not lending and that credit terms are "too strict" for borrowers to qualify is repeatedly reinforced through many public channels. At Cardinal, this is simply not true, and we continue to follow our same guidelines year in and year out. In 2011, we provided local businesses with $57.3 million in operating lines of credit, as well as equipment and building loans, strengthening our communities by strengthening small businesses. Within the Small Business Administration's Washington Metropolitan Area District, Cardinal consistently ranks in the top five SBA Guaranteed Loan Programs among community banks. We know that our investment in these businesses is an investment in our communities as the businesses generate new jobs and additional local spending. We also enjoy helping and watching these new small businesses thrive and grow into larger companies.

Regulatory oversight issues continue to challenge our industry in 2012. Credit unions, a consistent source of concern, are always pushing to expand their mission and reach

"Cardinal attained record earnings of $28.0 million, an increase of 51.8%."

Net Income (in thousands)


$25,000
$20,000
$15,000
$10,000
$5,000
$4,482
$286
$10,325
$18,442
$27,998
2007
2008
2009
2010
2011

Assets (in millions)


$2,500
$2,000
$1,500
$1,000
$500
$1,690
$1,744
$1,976
$2,072
$2,603
2007
2008
2009
2010
2011

Net Loans Receivable (in millions)


$1,500
$1,000
$500
$1,040
$1,139
$1,293
$1,409
$1,632
2007
2008
2009
2010
2011

Shareholders' Equity (in millions)


$250
$200
$150
$100
$50
$159
$158
$205
$223
$258
2007
2008
2009
2010
2011

Deposits (in millions)


$1,500
$1,000
$500
$1,097
$1,180
$1,297
$1,404
$1,775
2007
2008
2009
2010
2011

Nonperforming Assets to Peers*
(As a % of Total Assets)


3.50%
3.00%
2.50%
2.00%
1.50%
1.00%
0.50%
0.06
0.59
0.86
0.29
1.75
2.06
0.30
2.90
3.50
0.43
2.94
3.68
0.69
2.74
1.98
2007
2008
2009
2010
2011
Cardinal
Regional Peers
Nationwide

*Source: SNL Financial

2007 – 2010

Regional Peers – Publicly traded thrifts and banks with assets of $750 million to $4 billion, geographic headquarters in MD, DC and VA

Nationwide – Publicly traded thrifts and banks with assets of $1.75 billion to $2.25 billion

2011

Regional Peers – Publicly traded thrifts and banks with assets of $1 billion to $3 billion, geographic headquarters in MD, DC and VA

Nationwide – Publicly traded thrifts and banks with assets of $2.25 billion to $2.75 billion

beyond the original intent of Congress. The behemoth credit unions in our market are virtually unregulated, pay no federal taxes, and aggressively lobby politicians on legislation that provides unfair and unheard-of advantages for them. We think it is time for them to pay their fair share! The long-term ramifications of the Dodd-Frank Act have yet to be seen, as a majority of the new rules are still being finalized. With a new leader in place, the Consumer Financial Protection Bureau is moving forward with its own agenda, and we can only hope this new bureau is a real help to consumers. Cardinal always complies with industry regulations, no matter how burdensome, and we do appreciate the importance of appropriate regulatory oversight.

Cardinal received continued public acclaim by industry analysts in 2011. We were again named to the Sandler O'Neill + Partners "Sm-All Stars" Class of 2011, one of only three institutions to make a repeat appearance from 2010's list. We also received, in every quarter of 2011, Bauer Financial's Five-Star Rating of "Superior," further raising our public profile as a safe and sound financial institution. The accolades Cardinal received in 2011 extended beyond our financial results. In March, we received the National Financial Literacy Award from the Independent Community Bankers Association in recognition of our exemplary school bank program. We expanded our financial literacy efforts in 2011 by sponsoring the *My Money, My Future* educational platform in 60 area high schools. Through Cardinal's sponsorship, high school students throughout our region have access to this innovative program at no cost to the families, schools or districts. Through our nine school bank programs and the *My Money, My Future* platform, we now bring financial literacy lessons and concepts to students throughout our market from kindergarten through 12th grade.

We continued to expand in 2011. Our fourth Arlington banking office, Williamsburg Boulevard, opened in May and represents our 27th retail office. Our Arlington Market Team continues to capitalize on our reputation and accessibility with this addition to our footprint. George Mason Mortgage also expanded its office locations, from seven to 15, allowing us to more fully serve the mortgage needs of our market.

In 2010, considerable effort was spent to upgrade our technological infrastructure, with the conversion to a new and industry-leading core operating system. In 2011, we focused on both technology and facility upgrades. George Mason Mortgage began its conversion to a new loan origination system, one that will dramatically reduce paperwork and improve both loan processing flow and customer interaction. Numerous enhancements to our online banking product provide our customers with the latest in cutting-edge consumer budgetary management tools. Our headquarters in Tysons has just received a full renovation, converting our office space into a more modern, cohesive environment designed to enhance efficiency within our departments and to promote our brand to those who visit. If you happen to be in the area, please stop by for a cup of coffee.

Our annual fundraising event, the Cardinal Bank Charity Classic, was held in May. This event has now raised well over $2.3 million and supports Inova Kellar Center as well as our own Cardinal Bank Community Fund. Through the Fund, we provided grants to more than 40 local organizations that serve our communities in the areas of children and families, arts and humanities, health and wellness, and education.



We continued our partnership with George Mason University as co-hosts of the 2012 Annual Economic Conference, *Is This a Recovery, or What?* Over 600 conference participants were provided insight into the economic highs and lows of 2011 as well as the outlook for 2012.

Our people remain one of our greatest strengths as a community bank, and we proudly welcomed 124 new employees to the Cardinal team through ongoing expansion efforts in 2011. Cardinal's management team, its employees and its Board of Directors are all committed to building upon the foundation we have worked so hard to establish across the region. Our energy remains focused on building long-term client relationships through teamwork, unsurpassed service, community involvement, and enhanced products and services.

It is with considerable pride that we present to you the results that follow in this annual report. Rest assured that the success we experienced in 2011 only strengthens our commitment to strive for even more in 2012. We truly enjoy building our company, and we will always aspire to make the Cardinal franchise more valuable than the day before.

The Board and Management sincerely thank you for your support and loyalty. We look to the future with optimism. Please join us!

Bernard H. Clineburg
Chairman of the Board and Chief Executive Officer

BOARD OF DIRECTORS

The Washington metropolitan area is one of the most vibrant and economically stable regions of the country. Cardinal Financial Corporation proudly serves the residents, businesses, contractors and community organizations whose contributions make the area a great place to live and work. Overlooking some of the most iconic monuments of our nation's capital are the members of our company's board of directors. (L-R): J. Hamilton Lambert, Sidney O. Dewberry, Alan G. Merten, William G. Buck, Alice M. Starr, Buddy G. Beck, Bernard H. Clineburg, George P. Shafran, Michael A. Garcia, William E. "Rick" Peterson and James D. Russo.





"In 2011, Cardinal provided local businesses with $57.3 million in operating lines of credit, as well as equipment and building loans."

The Wilkes Company

With construction financing from Cardinal Bank, **The Wilkes Company** is nearing completion of its new 85,000-square-foot self-storage facility in the Capitol Heights area of Prince George's County, Md. The real estate development, consulting and property management company, committed to the Washington metro region since its founding in 1980, has grown to become one of the area's leading developers of hotels, shopping centers, office buildings, condominiums and warehouse facilities.

(L-R): Cardinal Bank Regional President and Market Executive Kendal E. Carson and The Wilkes Company President Berkeley M. Shervin.

"Cardinal brings financial literacy lessons and concepts to students throughout its market."

EverFi

In 2011, Cardinal Bank and **EverFi** embarked on a three-year partnership initiative to bring financial literacy education to students in 60 high schools across the Washington metropolitan region, at no charge to the schools. Using the innovative "My Money, My Future" Web-based financial literacy platform, students become certified in over 600 financial education topics. The program uses the latest in new media technologies – video, animations, 3-D gaming, avatars and social networking – to bring complex financial concepts to life for today's digital generation.

"We take great pride in our leadership in Financial Literacy Education," said Cardinal Financial Corporation Chairman and CEO Bernard H. Clineburg. "Our partnership with EverFi allows us to extend our commitment to the area high school population, and provides the opportunity to educate literally thousands of students in a dynamic and meaningful way."

At T.C. Williams High School in Alexandria, Va., students are excited about the new platform and how it prepares them to understand and manage the financial decisions they will face as adults. The platform uniquely tracks the progress and score of every student and provides students who successfully complete the course with a Certification in Financial Literacy, a valuable mark of distinction on college applications and resumes.



Surrounded by students from T.C. Williams High School are (L-R): T.C. Williams Principal Suzanne A. Maxey; Cardinal Financial Corporation Chairman and CEO Bernard H. Clineburg; T.C. Williams Academy of Finance Director James Pondolfino; and EverFi CEO Thomas Davidson.



KEMRON

Headquartered in Vienna, Va., **KEMRON** delivers environmental solutions to public and private sector clients around the country. Using innovative financial solutions from its local partner, Cardinal Bank, the certified minority-owned small business helps reduce regulatory risk and convert contaminated properties into marketable assets.



Atlantic Builders

Over the past 25 years, **Atlantic Builders** has been delivering thousands of new homes in the Fredericksburg, Va., area. The new Richland Forest development in Stafford County features a variety of models to choose from, all of which will be situated on large wooded homesites. Purchasing one of Atlantic Builders' award-winning homes is a smooth process, thanks to George Mason Mortgage, LLC, a preferred lender with a variety of programs to match buyers' needs.



Pictured Left
(L-R): Cardinal Bank Executive Vice President and Manager, Government & Technology Group, Sushil K. Clarence; KEMRON President Juan J. Gutierrez; and Cardinal Bank Government & Technology Group Senior Vice President Seth C. Carter.

Pictured Above
(L-R): George Mason Mortgage, LLC President Bob Brower; Atlantic Builders CEO Adam Fried and President Tom Schoedel; and Cardinal Bank Regional President and Chief Credit Officer Christopher W. Bergstrom.



“Cardinal is committed to delivering value.”

Chadsworth Homes

Chadsworth Homes, Inc. has been building custom residences for families in Northern Virginia and Maryland for two decades. The builder's new 11,800-square-foot Wemberly home in McLean, Va., is the latest in its estate collection. The company's principals trust Cardinal Bank's real estate lending team to provide the guidance and personal service they require to deliver elegant homes featuring green building technology and the latest energy-saving efficiencies.

(L-R): Cardinal Bank Vice President Katie Golden; Chadsworth Homes Co-Owner Patrick Byrne and President Thomas R. Byrne.

Fort Lincoln New Town Corporation

In Northeast Washington, D.C., The Villages at Dakota Crossing is a short walk to shopping and just minutes away from Capitol Hill. With financing from Cardinal Bank, the **Fort Lincoln New Town Corporation** is developing a mix of luxury and moderately priced townhomes and condominiums built by one of the nation's largest and most respected homebuilders.



(L-R): Cardinal Bank/Washington President Kate Carr; Fort Lincoln New Town Corporation President Michele V. Hagans; and Cardinal Bank Senior Vice President Robert J. Lavery.





“Cardinal will always aspire to make its franchise more valuable than the day before.”

The Madeira School

In McLean, Va., **The Madeira School** has been providing young women in grades 9-12 a premier educational experience with a global emphasis for more than a century. With students from 27 states and 16 countries, the school is dedicated to helping young women understand their changing world.

(L-R): The Madeira School Director of Development Louise Peterson and Head of School Pilar Cabeza de Vaca; and Cardinal Trust and Investments Managing Director and Executive Vice President William T. Mundy.

“Cardinal’s energy remains focused on building long-term client relationships.”

J Donegan Company

Headquartered in Reston, Va., the **J Donegan Company** builds and develops retail centers throughout the Washington metropolitan area. Cardinal Bank is currently financing this new site in the City of Fairfax, Va., as well as one in Montgomery County, Md.

(L-R): Cardinal Bank Executive Vice President and Chief Lending Officer Dennis M. Griffith; J Donegan Company Principal Jay Donegan; and Cardinal Banking Officer Alexandra L. Bettius.



FRACO


FRACO
FRACO



The Dubliner

In Washington, D.C., **The Dubliner** tapped Cardinal Bank as the perfect partner to help it continue its legacy of serving free-flowing Irish spirit, delicious pub fare and live entertainment. A Capitol Hill landmark for nearly 40 years, the lively gathering place appreciates the attention and commitment they receive from their local bank.


COUNTY
JOYCE
GUINNESS
Lovely day for a
GUINNESS

(L-R): The Dubliner's Gavin Coleman and Danny Coleman; Cardinal Bank Senior Vice President and Market Executive Jeffrey DiMeglio and Assistant Vice President and Commercial Loan Officer James N. Estep.


VIRGINIA HEA


RT

"The success Cardinal experienced in 2011 only strengthens its commitment to strive for even more."

Virginia Heart

Over the past 30 years, **Virginia Heart** has grown to become one of the region's leaders in cardiac care. In 2011, more than 35 physicians in 11 office locations welcomed over 9,000 new patients – more than any practice in the area. With financing and deposit solutions from Cardinal Bank to fuel expansion, office improvements and daily business operations, Virginia Heart is positioned to provide premier medical solutions to its patients.

(L-R): Cardinal Regional President F. Kevin Reynolds; Virginia Heart CEO Gregory P. Corbett and Warren S. Levy, MD, FACC; and Cardinal Bank Vice President and Market Executive Penny Bladich.

R.W. Murray Co.

Cardinal Bank client **R.W. Murray Co.** gave the bank a close-up look at why it is considered one of the leading general contractors in the metropolitan Washington area when it renovated Cardinal's Greensboro Drive headquarters in 2011. The locally owned and operated company, which completed the renovation in early 2012, is proud to serve the bank it has trusted for years.



Pictured Above
(L-R): Cardinal Bank Vice President Joe DiStefano; R.W. Murray Site Superintendent Terry Lee Price, Project Manager Jonathan L. Barbour and CEO Chuck Loving; and Cardinal Bank Executive Vice President and COO Alice P. Frazier.

Pictured Right
(L-R): Woodbridge Plumbing CEO Thomas A. Wood; Cardinal Bank Executive Vice President Todd W. Hewitt; Woodbridge Plumbing President Willie Johnson; and Cardinal Branch Manager Apichada C. Arquette.


WOODBRIDGE Plumbing INC
WOODBRIDGE

Woodbridge Plumbing

For five years, the principals at **Woodbridge Plumbing** have depended on their Cardinal banking team to help them serve their clients. In a business that's driven by customer satisfaction and word-of-mouth referrals, they're not shy about recommending Cardinal's win-win financial solutions to other small businesses.


Tyvek
HomeWrap
84
LUMBER
DUPONT

"Cardinal's fourth Arlington banking office, Williamsburg Boulevard, opened in May."

Advantage Properties, Inc.

When it comes to real estate development and custom home building in North Arlington, Va., **Advantage Properties, Inc.** knows the value of personal attention to detail and listening to their clients. Having a financial partner that reflects those values is just as critical. Cardinal Bank is delivering the customized experience the company's president looked for during every phase of constructing his own dream home.

(L-R): Cardinal Bank Senior Vice President and Market Executive Thomas W. Grantham; Advantage Properties, Inc. President Barry E. Seymour; and Cardinal Bank Vice President Alissa M. Curry.

Blue Ridge Veterinary Associates, Inc.

Thanks to construction financing by Cardinal Bank, **Blue Ridge Veterinary Associates, Inc.** is building a 9,000-square-foot annex to their Purcellville, Va., main office. Scheduled for completion in 2012, half of the new building will be dedicated to expanding their doggie daycare facility. A new canine gym and luxury kennel area will keep pampered pooches entertained in comfort and style.



Appointment
Treatment

(L-R): Nancy J. Hall, DVM, of Blue Ridge Veterinary Associates, Inc.; Cardinal Bank Senior Vice President and Market Executive Cheryl S. Beebe; Blue Ridge Veterinary Associates' Valerie L. Campbell, DVM, with her dog, Penelope; and Cardinal Bank Vice President Billie J. Crouch.

Madison Homes, Inc.

Madison Homes, Inc., a full-service real estate development company, has been creating residential communities throughout the Washington metropolitan area for 20 years. Since its inception, Madison Homes has built and sold more than 900 houses and condominium units and developed more than 40 successful real estate projects. With the backing of Cardinal Bank, the company is focused on in-fill development and redevelopment to create communities that provide a residential environment within an urban location.



Pictured Above
(L-R): Madison Homes' Milton Schneiderman, Vice President Douglas Schneiderman and President Russell S. Rosenberger, Jr.; Cardinal Bank Senior Vice President and Market Executive Andrew J. Peden; and Madison Homes' Andrew Rosenberger.

Pictured Right
(L-R): Cardinal Bank Senior Vice President Richard F. Schoen and Your DC Hotels CEO Nayan Patel.



Georgetown Inn / Your DC Hotels

With acquisition financing from Cardinal Bank, **Your DC Hotels**, a group led by veteran hotelier Nayan Patel, purchased the 96-room Georgetown Inn in Washington, D.C., from the Blackstone Group in November 2011. The Georgetown Inn is a boutique European-style hotel that offers full-service amenities, world-class hospitality and affordable luxury in the nation's capital.

"Cardinal's investment in small businesses is an investment in our communities."

Company Flowers

Creating unique floral designs with a personal touch is the specialty of **Company Flowers**. This Cardinal Bank client's North Arlington, Va., location features a wealth of fresh roses and seasonal favorites, exquisite gifts and a team of accomplished prize-winning designers. Just as they depend on trusted growers for the best flowers, the company's principals rely on Cardinal's small business product line and personal attention to keep their shop in bloom.

(L-R): Cardinal Bank Assistant Vice President Janel M. Giambrone; Company Flowers co-owners Marnie and John Nicholson; and Cardinal Banking Officer Jonathan Reimer.







Wetherburne Homes

Since 1992, **Wetherburne Homes** has been building custom homes in Northern Virginia that are known for their architectural appeal, superior quality and fine craftsmanship. Their new homes in Vienna epitomize the company's innovation and uphold the most demanding standards of construction. Just as their clients look for quality, value and personal attention to detail, Wetherburne Homes did the same when choosing Cardinal Bank as its financial partner.

For Love of Children

For Love of Children brings together students, volunteers, families and community partners like Cardinal Bank to offer educational programs that teach, empower and transform. The nonprofit's services, which are provided free of charge to students from low-income families, have reached more than 10,000 children and youth since its founding in 1965.



For Love of Children
CAMPING
The Learn

Pictured Left
(L-R): Wetherburne Homes Partner John B. Talbot; Cardinal Bank Banking Officer Jason R. McDonough and Senior Vice President Kathy Harbold; and Wetherburne Homes Partner Stephan M. Lamb.

Pictured Above
Cardinal Bank Vice President Kathryn R. Speakman and For Love of Children Executive Director Tim Payne visit with some of the children served by the organization.

SERVING THE COMMUNITY


CARDINAL
Bank
00001
May 16 20 11
Cardinal Bank Charity Classic
$ 2,285,000
Two million two hundred eighty five thousand dollars and 00/100
DOLLARS
FOR 2002-2011 Net Proceeds
Bernard H. Clineburg

The 2011 Cardinal Charity Classic raised over $250,000, bringing the nine-year fundraising total to more than $2.3 million. The funds raised from the 2011 tournament support our continued partnership with Inova Kellar Center, while also supporting other community outreach programs and organizations through the Cardinal Bank Community Fund.

(L-R): Cardinal Financial Chairman and CEO Bernard Clineburg, Inova Kellar Center Director Rick Leichtweis, Cardinal Charity Classic Honorary Chair and Dewberry Chairman Sidney O. Dewberry, Cardinal Bank's KC Cardinal and Cardinal Regional President Kevin Reynolds.

The 2012 Cardinal Bank & George Mason University 20th Annual Economic Conference, ***Is This A Recovery or What? The Outlook for 2012***, was held in January.

(Left): Stephen Fuller, Ph.D. and Dwight Schar Faculty Chair and University Professor and Director, Center for Regional Analysis, School of Public Policy, George Mason University.

(Right, L-R): Cardinal Financial Chairman and CEO Bernard H. Clineburg; William D. Lecos, Lecos & Associates; Cardinal Bank/Washington President Kate Carr; George Mason University President and Cardinal Bank Director Alan G. Merten.


Cardinal Bank
&
George Mason University
IS THIS A RECOVERY OR WHAT
CARDINAL
Bank





Cardinal Bank joined with more than 1,200 banks across America to participate in ***Teach Children to Save Day***, the American Bankers Association Education Foundation's annual event spotlighting the importance of teaching our nation's youth about saving money.

Cardinal Bank Assistant Vice President and Branch Manager Shannon L. Owens with a student at Armstrong Elementary School in Reston, Va., during *Teach Children to Save Day.*

"Cardinal provided grants to more than 40 local organizations that serve our communities."


CARDINAL
Bank
1000
March 18 2011
Youth for Tomorrow
$ 5000.00
five thousand dollars and 00/100
DOLLARS
Kevin Reynolds

Youth For Tomorrow and the **Boys & Girls Clubs of Greater Washington** were among the many recipients of Cardinal's philanthropy during 2011.

(L-R): Youth For Tomorrow Board of Trustees President Gary Nakamoto and Chief Executive Officer Dr. Gary L. Jones; and Cardinal Bank Regional President F. Kevin Reynolds.


CARDINAL
BANK
CARDINAL
Bank
1000
Kevin Reynolds

(L-R): Cardinal Bank Senior Vice President and Market Executive Jeffrey R. DiMeglio; Cardinal Regional President F. Kevin Reynolds; Boys & Girls Clubs of Greater Washington Director of Corporate Relations Paul J. Alagero; and Cardinal Vice President and Bethesda Banking Office Manager Ron Harriday.

SELECTED FINANCIAL INFORMATION

In thousands, except per share data. For the years ended December 31,

Income Statement Data:	**2011**	**2010**	**2009**	**2008**	**2007**
Interest income	$ 102,878	$ 96,633	$ 86,742	$ 88,611	$ 98,643
Interest expense	23,716	27,588	36,200	45,638	58,324
Net interest income	79,162	69,045	50,542	42,973	40,319
Provision for loan losses	6,910	10,502	6,750	5,498	2,548
Net interest income after provision for loan losses	72,252	58,543	43,792	37,475	37,771
Non-interest income	34,333	27,389	23,348	17,812	19,480
Non-interest expense	64,465	59,469	52,427	55,913	51,884
Net income (loss) before income taxes	42,120	26,463	14,713	(626)	5,367
Provision (benefit) for income taxes	14,122	8,021	4,388	(912)	885
Net income	$ 27,998	$ 18,442	$ 10,325	$ 286	$ 4,482
Balance Sheet Data:					
Total assets	$ 2,602,716	$ 2,072,018	$ 1,976,185	$ 1,743,757	$ 1,690,031
Loans receivable, net of fees	1,631,882	1,409,302	1,293,432	1,139,348	1,039,684
Allowance for loan losses	26,159	24,210	18,636	14,518	11,641
Loans held for sale	529,500	206,047	179,469	157,009	170,487
Total investment securities	310,543	344,984	378,753	315,539	364,946
Total deposits	1,775,260	1,403,725	1,297,005	1,179,844	1,096,925
Other borrowed funds	510,385	389,586	427,579	367,198	400,060
Total shareholders' equity	257,817	222,902	204,507	158,006	159,463
Common shares outstanding	29,199	28,770	28,718	24,014	24,202
Per Common Share Data:					
Basic net income	$ 0.95	$ 0.63	$ 0.38	$ 0.01	$ 0.18
Fully diluted net income	0.94	0.62	0.37	0.01	0.18
Book value	8.83	7.75	7.12	6.58	6.59
Tangible book value[1]	8.08	7.22	6.52	6.00	5.90
Performance Ratios:					
Return on average assets	1.27%	0.92%	0.57%	0.02%	0.27%
Return on average equity	11.58	8.44	5.53	0.18	2.85
Dividend payout ratio	0.12	0.12	0.10	3.38	0.22
Net interest margin[2]	3.81	3.68	2.94	2.78	2.63
Efficiency ratio[3]	56.80	61.67	70.95	91.98	86.76
Non-interest income to average assets	1.56	1.37	1.29	1.08	1.19
Non-interest expense to average assets	2.92	2.98	2.89	3.40	3.18
Loans receivable, net of fees to total deposits	91.92	100.40	99.72	96.57	94.78
Asset Quality Ratios:					
Net charge-offs to average loans receivable, net of fees	0.34%	0.37%	0.22%	0.24%	0.06%
Nonperforming loans to loans receivable, net of fees	0.91	0.53	0.05	0.41	–
Nonperforming loans to total assets	0.57	0.36	0.04	0.27	–
Allowance for loan losses to nonperforming loans	176.45	320.03	2,677.59	310.81	–
Allowance for loan losses to loans receivable, net of fees	1.60	1.72	1.44	1.27	1.12
Capital Ratios:					
Tier 1 risk-based capital	11.29%	12.67%	12.97%	11.67%	12.10%
Total risk-based capital	12.49	14.06	14.15	12.72	12.98
Leverage capital ratio	10.14	10.82	11.03	9.90	10.26
Other:					
Average shareholders' equity to average total assets	10.95%	10.93%	10.31%	9.74%	9.65%
Average loans receivable, net of fees to average total deposits	93.27	96.28	97.57	96.00	78.87
Average common shares outstanding:					
Basic	29,401	29,123	27,186	24,370	24,606
Diluted	29,784	29,608	27,674	24,837	25,012

(1) Tangible book value is calculated as total shareholders' equity, excluding accumulated other comprehensive income, less goodwill and other intangible assets, divided by common shares outstanding.
(2) Net interest margin is calculated as net interest income divided by total average earning assets and reported on a tax equivalent basis at a rate of 35%.
(3) Efficiency ratio is calculated as total non-interest expense divided by the total of net interest income and non-interest income.

DIRECTORS AND OFFICERS

CARDINAL FINANCIAL CORPORATION AND SUBSIDIARIES

BOARDS OF DIRECTORS CARDINAL FINANCIAL CORPORATION CARDINAL BANK

Bernard H. Clineburg
Chairman of the Board & Chief Executive Officer, Cardinal Financial Corporation

Sidney O. Dewberry
Lead Director, Cardinal Financial Corporation
Chairman Emeritus and Founder, Dewberry

B.G. Beck
President, Beck Foundation

William G. Buck
President & Chief Executive Officer, William G. Buck & Associates, Inc.

Michael A. Garcia
President, Mike Garcia Construction, Inc.

J. Hamilton Lambert
President, J. Hamilton Lambert & Associates
Executive Director, Claude Moore Charitable Foundation

Alan G. Merten
President, George Mason University

William E. "Rick" Peterson
Principal, Financial Portfolio Investments, The Peterson Companies

James D. Russo
Managing Director, Potomac Consultants Group

George P. Shafran
President, Geo. P. Shafran & Associates, Inc.; Regional Chairman AAA Mid-Atlantic

Alice M. Starr
President & Chief Executive Officer, Starr Strategies Co.

CARDINAL OFFICERS CARDINAL FINANCIAL CORPORATION

Bernard H. Clineburg
Chairman of the Board, Chief Executive Officer

Christopher W. Bergstrom
Executive Vice President, Chief Risk Officer

Janice A. Cross
Assistant Secretary

Jennifer L. Deacon
Chief Accounting Officer, Secretary

David W. Frasier
Executive Vice President, Director of Audit

Alice P. Frazier
Executive Vice President, Chief Operating Officer

Eleanor D. Schmidt
Executive Vice President, Chief Compliance Officer

Mark A. Wendel
Executive Vice President, Chief Financial Officer

CARDINAL BANK

Bernard H. Clineburg
Chairman of the Board, President & Chief Executive Officer

Christopher W. Bergstrom
Regional President, Chief Credit Officer

Kathleen Walsh Carr
President, Cardinal Bank/ Washington

Kendal E. Carson
Regional President

Sushil K. Clarence
Executive Vice President, Manager, Government and Technology Group

Paulette P. Cross
Executive Vice President, Marketing Director

Alice P. Frazier
Executive Vice President, Chief Operating Officer

Dennis M. Griffith
Executive Vice President, Chief Lending Officer

Todd W. Hewitt
Executive Vice President

Guy S. Johnston
Executive Vice President

F. Kevin Reynolds
Regional President

Eleanor D. Schmidt
Executive Vice President, Chief Compliance Officer

Mark A. Wendel
Executive Vice President, Chief Financial Officer

CARDINAL WEALTH MANAGEMENT

WILSON/BENNETT CAPITAL MANAGEMENT, INC.

F. Kevin Reynolds
President, Cardinal Trust and Investments

William T. Mundy
Managing Director & Executive Vice President, Cardinal Trust and Investments

Steven F. Collins
Managing Director, Cardinal Wealth Services, Inc.

MORTGAGE OPERATIONS

GEORGE MASON MORTGAGE, LLC

CARDINAL FIRST MORTGAGE, LLC

Christopher W. Bergstrom
Chairman

Bob Brower
President

Cardinal Executive Officers as of March 2012.

Caution About Forward-Looking Statements

We make statements in this 2011 Annual Report that are subject to risks and uncertainties. The words "believes," "expects," "may," "will," "should," "projects," "contemplates," "anticipates," "forecasts," "intends" or other similar words or terms are intended to identify forward-looking statements. You should not place undue reliance upon any forward-looking statement. Except as required by federal securities laws, Cardinal Financial Corporation undertakes no obligation to update or revise any forward-looking statement.

For an explanation of the risks and uncertainties, you should also read Cardinal Financial Corporation's Annual Report on Form 10-K for the year ended December 31, 2011, and the consolidated financial statements and related notes to the consolidated financial statements contained therein as filed with the Securities and Exchange Commission. This report can be obtained at the Company's website (www.cardinalbank.com) or at the Commission's website (www.sec.gov).

STOCK LISTING

Cardinal Financial Corporation common stock is listed on the NASDAQ Global Select Market under the symbol CFNL. The stock is typically listed as CardFnc in regional newspapers. At the close of business on February 13, 2012, there were 605 record holders of the Corporation's common stock.

Quarterly Common Stock Prices

Market Price	High ($)	Low ($)
2011		
4th Quarter	11.14	8.10
3rd Quarter	11.81	8.59
2nd Quarter	11.93	9.97
1st Quarter	12.14	10.60
2010		
4th Quarter	12.15	9.42
3rd Quarter	10.92	8.56
2nd Quarter	11.56	8.89
1st Quarter	10.77	8.38

A performance graph that compares the Corporation's stock price with two indices over the past five years has been included in the Corporation's 2011 Annual Report on Form 10-K, which is being mailed to shareholders.

FINANCIAL INFORMATION

The Corporation's 2011 Annual Report on Form 10-K has been filed with the Securities and Exchange Commission and contains the Corporation's consolidated financial statements and notes thereto and management's discussion and analysis of financial condition and results of operation. A copy of this document is being mailed to shareholders. Copies of this document and other filings, including exhibits thereto, may be obtained electronically at the SEC's website at www.sec.gov. The Annual Report, Form 10-K and other corporate publications are available online at www.cardinalbank.com under Investor Relations – SEC Filings. They are also available by request, free of charge, by writing to Investor Relations, 8270 Greensboro Drive, Suite 500, McLean, Virginia 22102.

CORPORATE HEADQUARTERS

Cardinal Financial Corporation
8270 Greensboro Drive, Suite 500
McLean, Virginia 22102
703.584.3400

ANNUAL SHAREHOLDERS MEETING

The Corporation's annual meeting of shareholders will be held at 10 a.m. (ET) on Friday, April 20, 2012, at the Hyatt Fair Lakes, 12777 Fair Lakes Circle, Fairfax, Virginia.

GENERAL INFORMATION

Please visit the Corporation's website at www.cardinalbank.com for information about online banking, products and services, news releases or investor relations. You can also call 703.584.3400 or 800.473.3247.

REGISTRAR AND TRANSFER AGENT

American Stock Transfer & Trust Company
6201 15th Avenue, Brooklyn, NY 11219
800.937.5449

CARDINAL FINANCIAL CORPORATION

CORPORATE HEADQUARTERS

8270 Greensboro Drive
Suite 500
McLean, Virginia 22102
703.584.3400
800.473.3247

CARDINAL BANK BANKING OFFICES

ALEXANDRIA
1737 King Street
Alexandria, Virginia 22314
703.460.4040

ANNANDALE
4115 Annandale Road
Annandale, Virginia 22003
703.584.3877

ARLINGTON
2100 North Glebe Road
Arlington, Virginia 22207
703.387.2473

BETHESDA
7315 Wisconsin Avenue
Bethesda, Maryland 20814
301.652.0997

CHANTILLY
14000 Sullyfield Circle
Chantilly, Virginia 20151
703.378.6575

FAIRFAX
10641 Fairfax Boulevard
(Lee Highway)
Fairfax, Virginia 22030
703.934.9200

FAIRFAX CORNER
4100 Monument Corner Drive
Fairfax, Virginia 22030
703.222.4375

FREDERICKSBURG
501 C Jefferson Davis Highway
Fredericksburg, Virginia 22401
540.899.7799

GREENSBORO
8270 Greensboro Drive
McLean, Virginia 22102
703.584.3500

HERNDON
199 Elden Street
Herndon, Virginia 20170
703.584.3820

K STREET
1776 K Street, NW
Washington, D.C. 20006
202.331.3950

LEESBURG
20 Catoctin Circle, SE
Leesburg, Virginia 20175
703.771.3353

MANASSAS
9626 Center Street
Manassas, Virginia 20110
703.393.8200

MCLEAN
1313 Dolley Madison Boulevard
McLean, Virginia 22101
703.356.6060

PURCELLVILLE
440 East Main Street
Purcellville, Virginia 20132
540.338.3325

RESTON
11150 Sunset Hills Road
Reston, Virginia 20190
703.460.4000

STAFFORD
289 Garrisonville Road
Stafford, Virginia 22554
540.288.3900

STERLING
46005 Regal Plaza
Sterling, Virginia 20165
703.444.4296

STERLING PARK
101 Enterprise Street
Sterling, Virginia 20164
703.584.3880

TYSONS CORNER
1650 Tysons Boulevard
McLean, Virginia 22102
703.760.9457

UNION MILL
5766 Union Mill Road
Clifton, Virginia 20124
703.584.3890

UNIVERSITY MALL
10695 Braddock Road
Fairfax, Virginia 22032
703.584.3833

WASHINGTON BOULEVARD
3434 Washington Boulevard
Arlington, Virginia 22201
703.807.0002

WILLIAMSBURG BOULEVARD
6402 Williamsburg Boulevard
Arlington, Virginia 22207
703.584.3850

WILSON BOULEVARD
2505 Wilson Boulevard
Arlington, Virginia 22201
703.584.3810

WOODBRIDGE
13870 Smoketown Road
Woodbridge, Virginia 22192
703.680.4004

WOODBRIDGE PARKWAY
14000 Jefferson Davis Highway
Woodbridge, Virginia 22191
703.491.6907

CARDINAL WEALTH MANAGEMENT

8270 Greensboro Drive
Suite 400
McLean, Virginia 22102

CARDINAL TRUST AND INVESTMENTS
703.848.2175

WILSON/BENNETT CAPITAL MANAGEMENT, INC.
703.584.6020

CARDINAL WEALTH SERVICES, INC.
703.584.3470

GEORGE MASON MORTGAGE, LLC

CORPORATE HEADQUARTERS
4100 Monument Corner Drive
Suite 100
Fairfax, Virginia 22030
703.273.2600
800.867.6859

ALEXANDRIA
526 King Street
Suite 505
Alexandria, Virginia 22314
703.766.6700

211 North Union Street
Suite 250
Alexandria, Virginia 22314
703.802.5370

BETHESDA
6550 Rock Spring Drive
Suite 655
Bethesda, Maryland 20817
301.841.1300

COLUMBIA
6310 Stevens Forest Road
Columbia, Maryland 21046
410.381.2626

FAIR OAKS
4000 Legato Road
Suite 550
Fairfax, Virginia 22033
703.279.5900

FAIRFAX – CARDINAL
4100 Monument Corner Drive
Suite 410
Fairfax, Virginia 22030
703.848.2850

FREDERICK
5235 Westview Drive
Suite 102
Frederick, Maryland 21703

GAINESVILLE
7454 Limestone Drive
Gainesville, Virginia 20155
703.802.5300

LAKE RIDGE
2750 Killarney Drive
Lakepoint One, Suite 105
Woodbridge, Virginia 22192
703.680.3998

LARGO
9200 Basil Court
Suite 102
Largo, Maryland 20774
Opening Spring 2012

LEESBURG
606 South King Street
Suite 200
Leesburg, Virginia 20175
703.443.1900

PRINCE FREDERICK
65 Duke Street
Suite 205
Prince Frederick, Maryland 20678
301.855.7652

RESTON, VIRGINIA
Opening Spring 2012

TIMONIUM
22 West Padonia Road
Suite C-344
Timonium, Maryland 21093
410.560.2900

CARDINAL FIRST MORTGAGE, LLC

4100 Monument Corner Drive
Suite 410
Fairfax, Virginia 22030
703.848.2850

SCHOOL BANKS

ATE $AVES BANK
Annandale Terrace Elementary School
Annandale, Virginia

BUSY BEE BANK
Clearview Elementary School
Herndon, Virginia

COUGAR BRANCH
Benton Middle School
Manassas, Virginia

EAGLES' NEST EGG BANK
Armstrong Elementary School
Reston, Virginia

HMS HAWK BANK
Herndon Middle School
Herndon, Virginia

SOARING EAGLES BANK
Potowmack Elementary School
Sterling, Virginia

STARS AND STRIPES BANK
Springwoods Elementary School
Woodbridge, Virginia

SUNRISE SAVINGS
Sunrise Valley Elementary School
Reston, Virginia

WILDCAT BANK & TRUST
Elizabeth Vaughan Elementary School
Woodbridge, Virginia